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                            May 18, 2021

       David Slater
       President and Chief Executive Officer
       DT Midstream, Inc.
       One Energy Plaza
       Detroit, Michigan 48226-1279

                                                        Re: DT Midstream, Inc.
                                                            Registration
Statement on Form 10-12B
                                                            Filed May 7, 2021
                                                            File No. 001-40392

       Dear Mr. Slater:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12B

       Risk Factors
       Our Amended and Restated Certificate of Incorporation will designate the Court of Chancery of the State of Delaware, page 64

   1. We note your disclosure here and on page 182 that the exclusive forum provision in your amended and restated
certificate of incorporation may apply to suits brought to enforce a duty or liability
created by the Exchange Act or Securities Act if such suits are brought derivatively on your
behalf. However, we note that Section 9.01 of your form of amended and restated form of
certificate of incorporation filed as Exhibit 3.1 states that your exclusive forum
provision will not apply to Securities Act or Exchange Act claims.
                                                        Please revise your
information statement disclosure or form of amended and restated
                                                        certificate of
incorporation to address this discrepancy.

                                                        We remind you that the
company and its management are responsible for the accuracy
 David Slater
DT Midstream, Inc.
May 18, 2021
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Slater
                                                          Division of
Corporation Finance
Comapany NameDT Midstream, Inc.
                                                          Office of Energy &
Transportation
May 18, 2021 Page 2
cc:       Andrew C. Elken, Esq.
FirstName LastName